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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F. [X]   Form 40-F. [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes. [ ]   No. [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on March 22,
2005 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the approval by board of Directors of the Company in relation to the leasing of a total of 25 aircrafts. A copy of the English announcement is included in this Form 6-K of the Company.









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               [LOGO]                [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

--------------------------------------------------------------------------------
The Directors of the Company hereby announce that the board of Directors have approved the leasing of a total of 25 aircrafts. The transaction is subject to approval of shareholders of the Company and relevant government authorities.
--------------------------------------------------------------------------------

China Southern Airlines Company Limited (the "COMPANY") and all of its Directors hereby confirm the truthfulness, accuracy and completeness of the content of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

Pursuant to Article 111 of the Articles of Association of the Company, the Board of Directors of the Company (the "BOARD") considered and approved by way of written resolution regarding the execution of an operating lease agreement on 5 Boeing B737-700, 5 Boeing B737-800, 5 Airbus A320-200, and 10 Airbus A321-200
aircrafts. All 15 Directors participated in considering the resolution. The above resolution was approved unanimously by the Directors. The format and procedure for passing the resolution was in accordance with the Company Laws of the People's Republic of China and the Company's Articles of Association.

The lessor under the current lease of these 5 Boeing B737-700, 5 Boeing B737-800, 5 Airbus A320-200, and 10 Airbus A321-200 aircrafts is ILFC Ireland Limited ("ILFC"), an independent third party incorporated in the Republic of Ireland. The term of the lease ranges from ten to twelve years. The aircrafts are scheduled to be delivered between January 2006 and May 2007. The costs and expenses of the lease of the aircrafts are agreed between the parties to the contract, and will be settled by the Company's internal resources.

The relevant rules and regulations of Shanghai Stock Exchange and the Articles of Association of the Company require the above transaction to be approved at a shareholders meeting of the Company. The Board has resolved to present the aforesaid resolution to the next shareholders meeting of the Company for approval. The leasing of the aircrafts under this proposed transaction is subject to the approval of the relevant government authorities.

The Directors are of the view that the aircrafts to be leased under the above transaction will assist in the development of the flight service network of the Company, thus improving its core competitiveness which is in the best interest of the Company and its shareholders.

                                                  By order of the Board
                                                         SU LIANG
                                                    Company Secretary

Guangzhou, the People's Republic of China
21 March, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By  /s/ Su Liang
                                           ------------------------------------
                                           Name: Su Liang
                                           Title: Company Secretary


Date: March 23, 2005